Exhibit 99.1

News release…

Date: 18 October 2006
Ref: PR498g

Rio Tinto takes strategic stake in Ivanhoe Mines

Rio Tinto has reached agreement to acquire a holding of 19.9 per cent in Ivanhoe Mines in order to jointly develop and operate Ivanhoe’s Oyu Tolgoi copper-gold complex in Mongolia’s South Gobi region. A joint Ivanhoe-Rio Tinto technical committee will engineer, construct and operate the project. This agreement creates a defined path for Rio Tinto to become the largest shareholder in Ivanhoe Mines.

The first 9.95 per cent shareholding worth US$303 million will be taken up immediately, with the second 9.95 per cent holding, valued at US$388 million, being taken up at the conclusion of a satisfactory long term investment agreement with the Mongolian government.

In addition, Rio Tinto has non-transferable warrants to reach a 33.35 per cent shareholding in Ivanhoe Mines, which, if exercised, will represent a total investment of approximately
US$1.5 billion. Rio Tinto also has the right during the first five years to acquire up to an additional 6.65 per cent stake in Ivanhoe through open market transactions, which would take its maximum holding in Ivanhoe to 40 per cent.

"Rio Tinto is pleased to be able to gain an interest in the world's largest undeveloped copper-gold resource and to be able to bring its world class operating and technical capability to the Oyu Tolgoi project. We look forward to taking part in negotiations with the Mongolian government on the long term investment agreement for the project." said Tom Albanese, Rio Tinto director Group Resources.

Mr. Albanese said that Oyu Tolgoi will be an important project for Mongolia, its economy and its people.

“ Wherever we operate, Rio Tinto employs the same high standards of health, safety, environmental performance and community relations. The Oyu Tolgoi project will represent a major investment in the country. It will result in increased local employment, the development of important infrastructure in the South Gobi region and can become a catalyst for regional social and economic development."

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

Rio Tinto’s investment will be structured in the following stages:

Rio Tinto immediately will take up an initial private placement of 37.1 million Ivanhoe shares at a price of US$8.18 per share. This investment will give Rio Tinto 9.95 per cent of Ivanhoe issued share capital for a total investment of US$303 million.

Rio Tinto will take up a second tranche private placement following the satisfactory conclusion of an investment agreement between Ivanhoe and the Mongolian Government. This second tranche will consist of 46.3 million shares of Ivanhoe at a price of US$8.38 per share, a further investment of US$388 million. Rio Tinto has the option to exercise the second tranche earlier. Together these two tranches will give Rio Tinto up to 19.9 per cent of Ivanhoe’s enlarged issued share capital for a total combined investment of US$691 million.

In addition to the private placements, Rio Tinto also will be granted non-transferable warrants over approximately 92.1 million Ivanhoe shares. Tranche A will entitle Rio Tinto to purchase approximately 46.1 million newly issued common shares at a price between US$8.38 and US$8.54 for a period (not exceeding four years) ending one year after Ivanhoe enters into an investment agreement with the Government of Mongolia.  Tranche B will entitle Rio Tinto to purchase approximately 46.1 million newly issued common shares at a price between US$8.38 and US$9.02 for a period (not exceeding five years) ending two years after Ivanhoe enters into an investment agreement with the Government of Mongolia.  The warrants will be subject to the approval of the Ivanhoe shareholders.

Under the agreement, Rio Tinto has the right to acquire additional securities and participate in future financings by Ivanhoe, so as to maintain its proportional equity interest in Ivanhoe.

If the warrants were to be fully exercised, Rio Tinto would hold approximately 33.35 per cent of Ivanhoe’s common shares on a fully diluted basis (34.33 per cent undiluted).

Rio Tinto has no present intention of acquiring other securities of Ivanhoe, except as regards its right to acquire additional securities so as to maintain its proportional equity interest in the future, or of disposing of any of the securities of Ivanhoe which it holds. Depending upon its evaluation of Ivanhoe’s business, prospects and financial condition, the market for Ivanhoe’s securities, general economic conditions and other factors, Rio Tinto may acquire additional securities of Ivanhoe, including up to an additional 6.65 per cent stake in Ivanhoe, or sell some or all of the securities it holds.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations Nick Cobban Office: +44 (0) 20 7753 2305 Mobile: +44 (0) 7920 041 003	Media Relations Ian Head Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101

Investor Relations Nigel Jones Office: +44 (0) 20 7753 2401 Mobile: +44 (0) 7917 227 365 David Ovington Office: +44 (0) 20 7753 2326 Mobile: +44 (0) 7920 010 978	Investor Relations Dave Skinner Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 408 335 309 Susie Creswell Office: +61 (0) 3 9283 3639 Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

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